SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                              COMCAST CORPORATION

                               [GRAPHIC OMITTED]


(Mark One):

    X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1994.

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the transition from _________ to ________

Commission file number 0-6983

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Comcast Corporation
                  1500 Market Street
                  Philadelphia, PA 19102

                         COMCAST CORPORATION RETIREMENT-
                         INVESTMENT PLAN

                         Financial Statements as of
                         December 31, 1994 and 1993 and for each of the Three Years in the Period Ended December 31, 1994; Supplemental Schedules as of and for the Year ended December 31, 1994; and
                         Independent Auditors' Report

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
TABLE OF CONTENTS



                                                                                  Page
INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Plan Benefits as of
         December 31, 1994 and 1993                                                  2

     Statement of Changes in Net Assets Available for Plan Benefits for the
         Years Ended December 31, 1994, 1993 and 1992                              3-5

     Notes to Financial Statements                                                6-10

SUPPLEMENTAL SCHEDULES:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
         December 31, 1994                                                          11

     Item 27d - Schedule of Reportable Transactions for the
         Year Ended December 31, 1994                                               12


INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for plan benefits of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Comcast Corporation Retirement-Investment Plan as of December 31, 1994 and 1993, and the related changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. The supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 7, 1995

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1994 AND 1993


                                                         Supplemental Information by Fund
                                                     Pooled Funds
                                              John
                                             Hancock     John                     John
                                            Balanced    Hancock                  Hancock
                                           Stock and   Diversified    Total     Guaranteed      Total
                                Comcast       Bond       Stock       Pooled     Investment   Investment   Participant
                              Stock Fund      Fund       Fund         Funds        Fund         Funds      Loan Fund      Total
                              ----------      ----       ----         -----        ----         -----      ---------      -----
DECEMBER 31, 1994

ASSETS
   Investments - at market
     or contract values       $15,053,230  $4,072,543  $7,504,811  $11,577,354  $17,420,121  $44,050,705   $           $44,050,705
   Cash                           112,694                                                        112,694                   112,694
   Loans receivable from
     participants                                                                                           2,117,827    2,117,827
                              -----------  ----------  ----------   ----------  -----------  -----------   ----------  -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS          $15,165,924  $4,072,543  $7,504,811  $11,577,354  $17,420,121  $44,163,399   $2,117,827  $46,281,226
                              ===========  ==========  ==========   ==========  ===========  ===========   ==========  ===========

DECEMBER 31, 1993

ASSETS
   Investments - at market
     or contract values       $20,509,866  $3,162,633  $5,618,301   $8,780,934  $17,488,132  $46,778,932   $           $46,778,932
   Cash                            85,337                                                         85,337                    85,337
   Loans receivable from
     participants                                                                                           1,591,911    1,591,911
                              -----------  ----------  ----------   ----------  -----------  -----------   ----------  -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS          $20,595,203  $3,162,633  $5,618,301   $8,780,934  $17,488,132  $46,864,269   $1,591,911  $48,456,180
                              ===========  ==========  ==========   ==========  ===========  ===========   ==========  ===========


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1994

                                                       Supplemental Information by Fund
                                                    Pooled Funds
                                          John
                                         Hancock       John                     John
                                        Balanced      Hancock                  Hancock
                                       Stock and   Diversified     Total     Guaranteed       Total
                            Comcast       Bond         Stock       Pooled     Investment    Investment   Participant
                          Stock Fund      Fund         Fund        Funds        Fund          Funds       Loan Fund      Total
                          ----------      ----         ----        -----        ----          -----       ---------      -----
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR     $20,595,203   $3,162,633   $5,618,301    $8,780,934   $17,488,132   $46,864,269   $1,591,911   $48,456,180

ADDITIONS
   Contributions:
     Employer                821,581      336,521      634,384       970,905       814,301     2,606,787                  2,606,787
     Employee              1,679,063      930,447    1,534,428     2,464,875     1,780,033     5,923,971                  5,923,971
   Investment income -
     interest and
     dividends                89,524      185,621      192,125       377,746       780,604     1,247,874                  1,247,874
   Interest on employee
     loans and other          78,131       12,046       19,078        31,124        53,084       162,339                    162,339
   Interfund transfers       945,380       50,659      192,485       243,144    (1,188,524)
   Realized gains and
     net decrease in
     unrealized
     appreciation in
     value of
     investments          (7,658,351)    (262,323)    (274,997)     (537,320)                 (8,195,671)                (8,195,671)
   Loan repayments -
     principal               269,063       77,439      146,856       224,295       293,625       786,983     (786,983)
                         -----------   ----------   ----------   -----------   -----------   -----------   ----------   -----------
                          (3,775,609)   1,330,410    2,444,359     3,774,769     2,533,123     2,532,283     (786,983)    1,745,300
                         -----------   ----------   ----------   -----------   -----------   -----------   ----------   -----------

DEDUCTIONS
   Payments to
     participants or
     beneficiaries         1,452,869      218,667      342,900       561,567     1,327,936     3,342,372                  3,342,372
   Loan withdrawals          200,647      194,272      203,210       397,482       714,770     1,312,899   (1,312,899)
   Forfeited amounts             154        7,561       11,739        19,300       558,428       577,882                    577,882
                         -----------   ----------   ----------   -----------   -----------   -----------   ----------   -----------
                           1,653,670      420,500      557,849       978,349     2,601,134     5,233,153   (1,312,899)    3,920,254
                         -----------   ----------   ----------   -----------   -----------   -----------   ----------   -----------

NET (DEDUCTIONS)
   ADDITIONS              (5,429,279)     909,910    1,886,510     2,796,420       (68,011)   (2,700,870)     525,916    (2,174,954)
                         -----------   ----------   ----------   -----------   -----------   -----------   ----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, END OF
     YEAR                $15,165,924   $4,072,543   $7,504,811   $11,577,354   $17,420,121   $44,163,399   $2,117,827   $46,281,226
                         ===========   ==========   ==========   ===========   ===========   ===========   ==========   ===========

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1993


                                                            Supplemental Information by Fund
                                                     Pooled Funds
                                           John
                                          Hancock       John                     John
                                         Balanced      Hancock                  Hancock
                                        Stock and   Diversified     Total     Guaranteed       Total
                             Comcast       Bond         Stock       Pooled     Investment    Investment   Participant
                           Stock Fund      Fund         Fund        Funds        Fund          Funds      Loan Fund      Total
                           ----------      ----         ----        -----        ----          -----      ---------      -----

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR      $10,460,074   $1,443,760   $2,510,992   $3,954,752   $15,337,481   $29,752,307   $1,167,387   $30,919,694
ADDITIONS
   Contributions:
     Employer                 599,145      288,964      497,596      786,560       989,257     2,374,962                  2,374,962
     Employee               1,232,573      650,236    1,085,374    1,735,610     1,931,919     4,900,102                  4,900,102
   Investment income -
     interest and
     dividends                 81,485       96,511      115,080      211,591       845,520     1,138,596                  1,138,596
   Interest on employee
     loans and other           28,960        5,864       11,584       17,448        80,626       127,034                    127,034
   Interfund transfers     (1,010,074)     444,626      801,214    1,245,840      (235,766)
   Transfer of assets         260,730      250,408      446,147      696,555       201,508     1,158,793                  1,158,793
   Realized gains and net
     increase in
     unrealized
     appreciation in
     value of
     investments            9,794,980      151,620      427,534      579,154                  10,374,134                 10,374,134
   Loan repayments -
     principal                173,317       48,530       89,288      137,818       285,103       596,238     (596,238)
                          -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
                           11,161,116    1,936,759    3,473,817    5,410,576     4,098,167    20,669,859     (596,238)   20,073,621
                          -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
DEDUCTIONS
   Payments to partici-
     pants or
     beneficiaries            796,669      130,111      278,145      408,256     1,358,118     2,563,043                  2,563,043
   Loan withdrawals           187,546       82,470       82,500      164,970       668,246     1,020,762   (1,020,762)
   Forfeited amounts
     (credits)                 41,772        5,305        5,863       11,168       (78,848)      (25,908)                   (25,908)
                          -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
                            1,025,987      217,886      366,508      584,394     1,947,516     3,557,897   (1,020,762)    2,537,135
                          -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
NET ADDITIONS              10,135,129    1,718,873    3,107,309    4,826,182     2,150,651    17,111,962      424,524    17,536,486
                          -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, END OF
   YEAR                   $20,595,203   $3,162,633   $5,618,301   $8,780,934   $17,488,132   $46,864,269   $1,591,911   $48,456,180
                          ===========   ==========   ==========   ==========   ===========   ===========   ==========   ===========

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1992

                                                            Supplemental Information by Fund
                                                   Pooled Funds
                                         John
                                        Hancock       John                      John
                                        Balanced     Hancock                   Hancock
                                       Stock and   Diversified     Total     Guaranteed       Total
                           Comcast        Bond        Stock       Pooled     Investment    Investment   Participant
                          Stock Fund      Fund        Fund         Funds        Fund          Funds      Loan Fund      Total
                          ----------      ----        ----         -----        ----          -----      ---------      -----
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR      $8,415,083     $791,076   $1,225,244   $2,016,320   $13,353,018   $23,784,421     $958,584   $24,743,005
ADDITIONS
   Contributions:
     Employer                507,211      124,921      207,690      332,611       798,966     1,638,788                  1,638,788
     Employee              1,082,893      362,832      643,702    1,006,534     1,978,509     4,067,936                  4,067,936
   Investment income -
     interest and dividends   74,917       49,582       54,291      103,873     1,011,735     1,190,525                  1,190,525
   Interest on employee
     loans and other          33,186        4,376        6,008       10,384        51,269        94,839                     94,839
   Interfund transfers      (268,382)     184,321      329,363      513,684      (245,302)
   Realized gains and net
     increase in
     unrealized
     appreciation
     in value of
     investments           1,351,258       46,932      135,557      182,489                   1,533,747                  1,533,747
   Loan repayments -
     principal               176,235       27,331       39,807       67,138       324,776       568,149     (567,960)          189
                         -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
                           2,957,318      800,295    1,416,418    2,216,713     3,919,953     9,093,984     (567,960)    8,526,024
                         -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
DEDUCTIONS
   Payments to
     participants or
     beneficiaries           753,590      105,916       91,333      197,249     1,392,463     2,343,302                  2,343,302
   Loan withdrawals          106,145       34,646       35,518       70,164       600,454       776,763     (776,763)
   Forfeited amounts
     (credits)                52,592        7,049        3,819       10,868       (57,427)        6,033                      6,033
                         -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
                             912,327      147,611      130,670      278,281     1,935,490     3,126,098     (776,763)    2,349,335
                         -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
NET ADDITIONS              2,044,991      652,684    1,285,748    1,938,432     1,984,463     5,967,886      208,803     6,176,689
                         -----------   ----------   ----------   ----------   -----------   -----------   ----------   -----------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   END OF YEAR           $10,460,074   $1,443,760   $2,510,992   $3,954,752   $15,337,481   $29,752,307   $1,167,387   $30,919,694
                         ===========   ==========   ==========   ==========   ===========   ===========   ==========   ===========


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Investments are carried at market value or contract value. Market value is determined by the last sales or closing price as of the last trading day of the Plan year for investments in securities traded on a matured securities exchange or the NASDAQ National Market System. Changes in investment market values are reflected as unrealized appreciation or depreciation in the financial statements of the Plan during each corresponding Plan year, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on market values as of such date. Contract values of guaranteed investment contracts with insurance companies represent contributions made, plus interest at the contract rate and transfers, less distributions. Employee and employer contributions are recorded in the period to which they are applicable. All costs associated with administering the Plan are paid or absorbed by Comcast Corporation (the "Company").

       Effective January 1, 1993, the 401(k) Plan of AWACS, Inc., a subsidiary of the Company, (the "AWACS Plan") was merged with and into the Plan and its net assets of approximately $1,159,000 were transferred into the Plan. All members of the AWACS Plan became eligible for participation in the Plan at that time.

       Certain reclassifications have been made to the 1993 and 1992 financial statements to conform with classifications used in 1994.

2.     PLAN DESCRIPTION

       The following is not intended to be a complete description of the Plan. Plan participants should refer to the Plan documents and applicable amendments for a complete description of the Plan.

       The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The Company amended and restated the Plan effective January 1, 1989 in order to comply with certain tax law requirements. The Plan has been subsequently amended and restated effective January 1, 1993 to reflect the merger with the AWACS Plan and make certain other technical, compliance and design changes. Participation in the Plan is open to covered employees who satisfy eligibility requirements as set forth in the Plan document.

       An employee is eligible for participation in the Plan upon completion of one year and one thousand hours of service. Each eligible employee may direct the Company to make contributions of any multiple of 1% between 1% and 17% of their compensation to the Plan, subject to certain limits imposed by the Code. The Company matches 100% of the participant's contribution up to 1% of the participant's compensation, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a maximum of 3.5% of the participant's compensation. Prior to 1993, an eligible employee could contribute any multiple of 1% between 2% and 17% of his or her compensation, subject to certain limits imposed by the Code, and the Company matched 50% of the participant's contribution, up to a maximum of 3% of the participant's compensation. Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. The Company makes contributions of cash to purchase 10 shares of Comcast Class A Special Common Stock for the account of each newly eligible participant.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Continued)

       Contributions by the Company are vested according to the following schedule:

              Years of Service                                Vested Percentage
              1 year but less than 2 years                            20%
              2 years but less than 3 years                           40
              3 years but less than 4 years                           60
              4 years but less than 5 years                           80
              5 years or more                                        100

       Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the trustee of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note 3). The trustee pays
       benefits   and   expenses   upon  the  written   direction  of  the  Plan
       Administrator.

       Nonvested amounts contributed by the Company which are forfeited by participants upon separation from service may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such members for the Plan year.

       Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the service period. If the participant has attained age 65, distribution may begin as soon after the valuation date as is administratively feasible. Otherwise, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time or any combination of the foregoing.

       The Company may terminate or partially terminate the Plan. If the Plan is terminated or partially terminated, or there is a complete discontinuance of contributions by the Company, each affected participant's account balance will become nonforfeitable.

3.     INVESTMENT OPTIONS

       Contributions are invested in accordance with the written directions of the participant in one or more of the following funds:

       a. Comcast Stock Fund - The assets of the Comcast Stock Fund, including earnings thereon, are invested in Comcast Corporation Class A and Class A Special Common Stock. Currently, participants may direct investments of new contributions and prior account balances only in Class A Common Stock. The trustee purchases the stock at prevailing rates in the open market, and, in the normal course of business, sells such stock to meet distribution requirements of the Plan. The value of the Comcast Stock Fund fluctuates.

       b. Pooled Funds - The assets of the Pooled Funds are invested in one or more of the following - equity securities, fixed income obligations issued by corporations, trusts, governments or political subdivisions, agencies or authorities, and money market instruments. The returns on such investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Continued)

       c. John Hancock Guaranteed Investment Fund - The assets of the John Hancock Guaranteed Investment Fund are invested in guaranteed investment contracts with insurance companies. The contracts contain provisions for repayment of principal to participants, plus interest at a specified annual rate for a specified period. Under these contracts, the insurance companies guarantee the rate of return only. Repayment of the original investment is not guaranteed.

       The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan.

4.     INVESTMENTS

       The investments of the Plan consist of the following (The market values used herein do not reflect any changes in price per share subsequent to year end; number of shares is rounded to the nearest whole share):

                                                                                      December 31, 1994
                                                                                          Market       Market
                                                                            Number of    Value Per   or Contract
                                                                             Shares        Share        Value
                  COMCAST STOCK FUND
                     Comcast Corp. Common Stock:
                        Class A                                              584,868       $15.375    $8,992,343
                        Class A Special (nonvoting)                          386,339        15.688     6,060,887
                                                                                                      ----------
                                                                                                      15,053,230
                                                                                                      ----------

                  POOLED FUNDS
                     John Hancock Balanced Stock and Bond Fund                                         4,072,543
                     John Hancock Diversified Stock Fund                                               7,504,811
                                                                                                      ----------
                                                                                                      11,577,354
                                                                                                      ----------

                  JOHN HANCOCK GUARANTEED
                     INVESTMENT FUND (Guaranteed
                     interest rates from 3.82% to 6.29%)                                              17,420,121
                                                                                                      ----------
                                                                                                     $44,050,705
                                                                                                     ===========

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Continued)

                                                                                      December 31, 1993
                                                                                          Market       Market
                                                                            Number of    Value Per   or Contract
                                                                             Shares        Share        Value
                  COMCAST STOCK FUND
                     Comcast Corp. Common Stock:
                        Class A                                              440,593      $36.375    $16,026,570
                        Class A Special (nonvoting)                          124,536       36.000      4,483,296
                                                                                                      ----------
                                                                                                      20,509,866
                                                                                                      ----------

                  POOLED FUNDS
                     John Hancock Balanced Stock and Bond Fund                                         3,162,633
                     John Hancock Diversified Stock Fund                                               5,618,301
                                                                                                      ----------
                                                                                                       8,780,934
                                                                                                      ----------

                  JOHN HANCOCK GUARANTEED
                     INVESTMENT FUND (Guaranteed
                     interest rates from 3.82% to 6.29%)                                              17,488,132
                                                                                                      ----------
                                                                                                     $46,778,932
                                                                                                     ===========

       On December 21, 1993, the Company's board of directors authorized a three-for-two stock split in the form of a 50% stock dividend payable on February 2, 1994 to shareholders of record on January 12, 1994. The dividend was paid in Class A Special Common stock to the Company's holders of Class A Common and Class A Special Common. The number of shares and market value per share amounts included herein as they relate to the plan year ended December 31, 1993 have not been adjusted to reflect the dividend.

5.     LOANS AND WITHDRAWALS

       Participants may borrow from their Plan account. Loans are subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, the principal amount of the loan to a participant may not be less than $500 and may not exceed the lesser of
       (a) $50,000, reduced by the excess of the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans to the participant from the Plan on the date on which the loan is made or (b) 50% of the participant's nonforfeitable Accrued Benefit on the Valuation Date (as these amounts are defined by the Plan) last preceding the date on which the loan is received by the Plan Administrator. The maximum term of these loans is five years. If a participant terminates for any reason, any outstanding loan balance becomes due and payable. Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved.

       Participants may withdraw all or a portion of their benefits derived from salary reduction, rollovers or the nonforfeitable portion of their employer contribution account on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Concluded)

6.     BENEFITS PAYABLE

       As of December 31, 1994 and 1993, net assets available for Plan benefits included benefits of approximately $438,000 and $465,000, respectively, due to participants who have withdrawn from participation in the Plan.

7.     ADMINISTRATION OF THE PLAN

       The Company has the authority to control and manage the operation and administration of the Plan. The Company may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.     FEDERAL TAX CONSIDERATIONS

       a. Status of the Plan - The Plan obtained its latest determination letter dated March 11, 1986, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving this determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. A request for an updated determination letter, which considers the 1993 Plan restatement (see Note 2) and all subsequent amendments, has been filed with the IRS.

       b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994


                                                                    Market                             Market
                                                 Number of         Value Per                         or Contract
                                                  Shares*            Share            Cost              Value
COMCAST STOCK FUND
     Comcast Corp. Common Stock:
        Class A                                    584,868          $15.375        $7,405,431       $8,992,343
        Class A Special (nonvoting)                386,339           15.688         3,565,885        6,060,887
                                                                                    ---------        ---------
                                                                                   10,971,316       15,053,230
                                                                                   ----------       ----------

POOLED FUNDS
     John Hancock Balanced Stock and
        Bond Fund                                                                   4,186,930        4,072,543
     John Hancock Diversified Stock Fund                                            7,953,525        7,504,811
                                                                                   ----------       ----------
                                                                                   12,140,455       11,577,354
                                                                                   ----------       ----------

JOHN HANCOCK GUARANTEED
     INVESTMENT FUND (Guaranteed
     interest rates from 3.82% to 6.29%)                                           17,420,121       17,420,121

LOANS TO PARTICIPANTS
     (Interest rates from 7% to 12.03%;
     maturities from 1995 to 1999)                                                  2,117,827        2,117,827
                                                                                   ----------       ----------
                                                                                  $42,649,719      $46,168,532
                                                                                  ===========      ===========


* Number of shares is rounded to the nearest whole share.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994


                                                                 Selling            Cost of
Description                                                       Price              Asset           Net Gain
PURCHASES

Comcast Stock Fund                                                                 $3,914,670

John Hancock Guaranteed Investment Fund                                             4,341,705

Pooled Funds                                                                        4,755,870


SALES

Comcast Stock Fund                                               $1,685,598        $1,099,526         $586,072

John Hancock Guaranteed Investment Fund                           4,409,716         4,409,716

Pooled Funds                                                      1,422,130           874,232          547,898


                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-41440 of Comcast Corporation on Form S-8 of our reports dated February 21, 1995 and June 7, 1995 appearing in the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 1994 and in the Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 1994, respectively.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 29, 1995

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             THE COMCAST CORPORATION
                                             RETIREMENT-INVESTMENT PLAN



                                              By: Comcast Corporation
                                                  Plan Administrator



Date: June 28, 1995                           By: /s/ Lawrence S. Smith
                                                  Lawrence S. Smith
                                                  Senior Vice President,
                                                  Accounting and Administration